Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.           Operating Results

Overview

We are a leading provider of intelligent IP service optimization solutions for DSL, wireless and mobile broadband carriers, cable operator service providers and enterprises. Our portfolio of hardware platforms and software applications use advanced DPI technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value-added Internet services. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU. We market and sell our products through a variety of channels, including direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. End customers of our products include carriers, mobile operators, cable operators, wireless, wireline and satellite Internet service providers, educational institutions, governments and enterprises.

There has been a rapid proliferation of broadband networks in recent years, which has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications. The Internet, which was designed originally to support web surfing and e-mail applications, now supports numerous advanced services, such as interactive gaming and video conferencing. In addition, there has been an exponential increase in over-the-top Internet services, such as VoIP and video streaming. These and other bandwidth-heavy applications are driving large service providers to explore ways to efficiently manage bandwidth resources. As a result, a number of these service providers are considering deploying DPI technology in their networks. We believe that large service providers, as well as cable and mobile operators, present a significant market opportunity and are an important element of our long-term strategy.

In 2010, the primary driver of our growth was the mobile market, which was highlighted by our ongoing relationship with a global Tier 1 mobile operator group. Revenues from this customer in 2010 accounted for 30% of our total revenues.

   Revenues

We generate revenues from two sources: (1) sales of our network traffic management systems and our application suites, and (2) maintenance and support services, including installation and training. We generally provide maintenance and support services pursuant to a one- or three-year maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

        We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable and collection is probable. We grant a one-year hardware and software warranty on all of our products and record a liability at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

Customer concentration.  We derived 30% and 15% of our total revenues in 2010 and 2009, respectively, from one global Tier 1 mobile operator group. In 2008, no single customer accounted for 10% or more of our revenues. The increase in 2010 is primarily attributable to deployment of our products in additional sites of the Tier 1 mobile operator group.

Geographical breakdown.  The following table sets forth the geographic breakdown of our revenues by percentage for the periods indicated:

	Year Ended December 31,
	2008	2009	2010

United States	21%	15%	14%
Europe	33	45	53
Asia and Oceania	30	26	22
Middle East and Africa	7	7	7
Americas (excluding United States)	9	7	4

Total	100%	100%	100%

   Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing, product testing and royalties paid primarily to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist. Our services’ cost of revenues consist primarily of salaries and related personnel costs for our customer support staff as well as the royalty payments mentioned above. We expect cost of revenues to increase as a result of an increase in our product and service revenues, an increase in sales of our higher end products, primarily our Service Gateway platforms, and sales of extended service suites to large customers that we expect will require additional personnel hiring and other operational expenditures related to such sales. Such increases may be partially offset by increased sales of our network management application suites as their related cost of revenues is generally lower. As a result, our gross margins as a percentage of revenues may decrease in the future.

   Operating expenses

Research and development.  Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through royalty-bearing grants from the Office of the Chief Scientist. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (see “—Government Grants” below). We believe that significant investment in research and development is essential to our future success and expect that in future periods our research and development expenses will increase on an absolute basis.

Sales and marketing.  Our sales and marketing expenses consist primarily of salaries and related personnel costs, travel expenses, costs associated with promotional activities such as public relations, conventions and exhibitions, rental expenses, depreciation and commissions paid to third parties. We intend to continue our activities to target the service provider market, and therefore we expect that sales and marketing expenses will increase on an absolute basis in the future as we hire additional sales, marketing and presale support personnel to continue to promote our brand, establish new marketing channels and expand our presence worldwide.

General and administrative.  Our general and administrative expenses consist of salaries and related personnel costs, rental expenses, costs for professional services and depreciation. We expect these expenses to increase on an absolute basis as we hire additional personnel and incur additional costs related to the growth of our business as we increase our global presence. General and administrative expenses also include costs associated with corporate governance, tax compliance, compliance with the rules implemented by the U.S. Securities and Exchange Commission and NASDAQ and premiums for our director and officer liability insurance.

   Financial expenses, net

Financial expenses, net consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains or losses, gains or losses resulting from the sale of marketable securities and bank fees.

As of December 31, 2010, we held $15.5 million in available for sale marketable securities. The increase in financial and other expenses, net in 2010 compared to 2009 is primarily attributable to the release of $5.5 million of unrealized losses that were recorded as a separate component in equity and resulted from a net impairment related to auction-rate securities (ARS) recorded in previous periods that were sold during 2010 and an additional loss recorded to the same ARS in the amount of $2.2 million in 2010.

In addition, financial and other income (expenses), net, may fluctuate due to foreign currency exchange gains or losses, as well as interest rate changes. See “—Factors Affecting Our Performance”.

   Approved and Privileged Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959 and enjoy certain tax benefits under this program. We expect to utilize these tax benefits after we utilize our net operating loss carryforwards. As of December 31, 2010, our net operating loss carryforwards for Israeli tax purposes totaled approximately $43.0 million. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

   Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the Research and Development Law. Through December 31, 2010, we had received approval and recorded in our books grants totaling $22.0 million from the Office of the Chief Scientist, including $4.1 million attributed to NetReality products. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning in the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest at the twelve-month LIBOR as at the beginning of the year in which a grant is approved. Our obligation to pay these royalties is contingent upon actual consolidated sales of our products and no payment is required if no sales are made. As of December 31, 2010, we had an outstanding contingent obligation to pay royalties in the amount of $11.7 million.

The government of the State of Israel does not own proprietary rights in knowledge developed using its funding, and there is no restriction related to such funding on the export of products manufactured using such know-how. The know-how is, however, subject to other legal restrictions, including an obligation to manufacture the product based on the know-how in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the know-how to a third party, whether inside or outside Israel. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies, and such restrictions continue to apply even after we have paid the full amount of royalties payable for the grants.

If the Office of the Chief Scientist consents to the manufacture of the products outside of Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacturing. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of such products will increase by 1% over the regular rates. If the manufacturing, marketing and distribution is carried out outside of Israel, the rate of royalties payable by us on those revenues will be calculated in accordance with the proportion between the grant received and the grant plus the amount of our own investments in the research and development of such technology. The Research and Development Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing or manufacturing rights outside of Israel in exchange for an import of certain manufacturing or manufacturing rights into Israel as a substitute in lieu of the increased royalties.

        The Research and Development Law provides that the consent of the Office of the Chief Scientist for the transfer outside of Israel of know-how derived from an approved plan may only be granted under special circumstances and subject to the fulfillment of certain conditions specified in the Research and Development Law as follows: (a) the grant recipient pays to the Office of the Chief Scientist an amount based on the scope of the support received, the royalties that were paid by the company, the amount of time that has elapsed since the date on which the grants were received, and the sale price (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights; (b) the grant recipient receives know-how from a third party in exchange for its Office of the Chief Scientist funded know-how; or (c) such transfer of any Office of the Chief Scientist funded know-how arises in connection with certain types of cooperation in research and development activities.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. We derived 30% of our total revenues in 2010 from one global Tier 1 mobile operator group. While we have some visibility into the likely scope of the customer’s projects, our relationship is conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from this customer.  The loss of such significant customer could harm our results of operations and financial condition.

Size of end-customers and sales cycles.  We have a global, diversified end-customer base consisting primarily of service providers and enterprises. We are making efforts to increase our sales to large service providers. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly with a limited number of NetEnforcer and/or Service Gateway systems compared to the number required by large service providers. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions, as well as NetEnforcer and/or Service Gateway systems. We are seeking to achieve further significant customer wins in the large service provider market that would positively impact our future performance. However, our performance is also influenced by sales cycles for our products, which typically fluctuate based upon the size and needs of end-customers that purchase our products. We expect that increased sales to large service providers of Service Gateway platforms will result in longer sales cycles that will increase the unpredictability regarding the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory to the time that we generate revenue from related product sales.

        Average selling prices.  Our performance is affected by the selling prices of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, discounts given to channel partners in certain territories, customization and other special considerations in connection with larger projects. We typically are able to charge the highest price for a product when it is first introduced to the market. We expect that the average selling prices for our products will decrease over the product’s life cycle as our competitors introduce new products and DPI technology becomes more standardized. In order to maintain or increase our current prices, we expect that we will need to enhance the functionality of our existing products by offering higher system speeds, additional value-added services and features, such as additional security functions, supporting additional applications and providing enhanced reporting tools. We also from time to time introduce enhanced products, typically higher-end models that include new architecture and design and new capabilities. Such enhanced products typically increase our average selling price. To further offset such declines, we sell maintenance and support programs for our products, and as our customer base and number of field installations grow, our related service revenues are expected to increase.

Cost of revenues and cost reductions.  Our cost of revenues as a percentage of total revenues was 26.1% for 2008, 28.3% for 2009 and 28.1% for 2010. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency that will reduce costs. Since our cost of revenues also include royalties paid to the Office of the Chief Scientist, our cost of sales may be impacted positively or negatively by the Israeli government changing the royalty rate. Our products incorporate features that require the payment of royalties to third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. In 2010, we recorded a write-off of $1.1 million of inventory to our cost of revenues for products and components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues.

Currency exposure. A majority of our revenues and a substantial portion of our expenses are denominated in the U.S. dollar. However, a significant portion of the expenses associated with our global operations, including personnel and facilities-related expenses, are incurred in currencies other than the U.S. dollar. This is the case primarily in Israel and to a lesser extent in other countries in Europe and Asia. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies. In order to partially mitigate this exposure we have decided in the past and may decide from time to time in the future to enter into hedging transactions. We may discontinue hedging activities at any time. As such decisions involve substantial judgment and assessments primarily regarding future trends in foreign exchange markets, which are very volatile, as well as our future level and timing of cash flows of these currencies, we cannot provide any assurance that such hedging transactions will not affect our results of operations when they are realized. See Note 6 to our consolidated financial statements included elsewhere in this annual report for further information.

Interest rate exposure. We have a significant amount of cash that is currently invested primarily in interest bearing vehicles, such as bank time deposits, money market funds, U.S. government treasury bills and available for sale marketable securities. These investments expose us to risks associated with interest rate fluctuations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

•	Revenue Recognition
•	Allowance for Doubtful Accounts
•	Accounting for Stock-Based Compensation
•	Inventories
•	Marketable Securities
•	Impairment of Goodwill and Long Lived Assets
•	Contingencies

Since each of the accounting policies listed above require the exercise of certain judgments and the use of estimates, actual results may differ from our estimations and as a result would increase or decrease our future revenues and net income.

Revenue Recognition.  We generate revenues primarily from the sale of hardware and software products and from the provision of maintenance and support services. We sell our products primarily through resellers, distributors, OEMs, system integrators and value-added resellers, all of whom are considered end-customers from our perspective. We recognize revenues from sales of our products in accordance with the Accounting Standards Codification No. 985-605. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collection is probable.

Many of our product sales include multiple elements. Such elements typically include several or all of the following: hardware, software licenses, hardware and software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we use the residual method to allocate value to each element when sufficient specific objective evidence exists for all undelivered elements, but does not exist for the delivered element, typically the hardware appliance and software license. Under the residual method, each undelivered element is allocated with a value based on vendor-specific objective evidence of fair value for that element and the remainder of the total arrangement fee is allocated to the delivered element(s).

Maintenance and support revenue, including any portion deferred from multiple element arrangements based on the principles mentioned above, are recognized on a straight-line basis over the term of the applicable maintenance and support agreement.

We provide a provision for sales incentives, product returns and stock rotation based on the specific arrangements, if any, and our experience with historical sales returns, stock rotations and other known factors, in accordance with Accounting Standards Codification No. 605, “Revenues Recognition When Right of Return Exists” (“ASC No. 605”), at the time the related revenue is recognized.

We grant a one-year hardware and software warranty on all of our products. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

Allowance for Doubtful Accounts. We evaluate the collectability of our accounts receivable on a specific basis. We estimate this allowance based on our judgment as to our ability to collect outstanding receivables. We primarily base this judgment on an analysis of significant outstanding invoices, the age of the receivables, our historical collection experience and current economic trends. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected.

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with Accounting Standards Codification No. 718 (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operations. We recognize compensation expense for the value of awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We applies ASC No. 718 and Accounting Standards Codification No. 505-50, “Equity-Based Payments to Non-Employees” (“ASC No. 505-50”) with respect to options issued to non-employees. Accordingly, option valuation models measure the fair value of the options at the measurement date as defined in ASC No. 505-50.

We recognize compensation expenses for the value of awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

In connection with the grant of options, we recorded total stock-based compensation expense of $1.7 million in 2008, $2.3 million in 2009 and $2.0 million in 2010. In 2010, $0.1 million, $0.3 million, $0.9 million and $0.7 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2010, we had an aggregate of $3.5 million of deferred unrecognized stock-based compensation remaining to be recognized. We estimate that this deferred unrecognized stock-based compensation balance will be amortized as follows: $1.6 million in 2011, $1.0 million in 2012 and $0.9 million in 2013 and thereafter.

Inventories.  We value our inventories at the lower of cost or estimated market value. Cost is determined based on the First In, First Out (“FIFO”) cost method for raw materials and out-of-pocket manufacturing costs. Indirect costs are allocated on an average basis. We estimate market value based on our current pricing, market conditions and specific customer information. We write off inventory for slow-moving items or technological obsolescence. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. Actual future results may differ from our assessments and result in further devaluations or write-downs that will affect our future results of operations. Once inventory is written off, a new cost basis for these assets is established for future periods. Inventory write offs totaled $0.2 million in 2008, $0.8 million in 2009 and $1.1 million in 2010.

Marketable securities. We account for our investments in marketable securities using Accounting Standards Codification No. 320, “Investments – Debt and Equity Securities” (“ASC No. 320”).

We determine the appropriate classification of marketable securities at the time of purchase and evaluate such designation as of each balance sheet date. We classify all of our marketable securities as available for sale. Available for sale securities are carried at fair value, with unrealized gains and losses reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net, if any.

Until 2009, we recognized an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other-than-temporary. The entire difference between amortized cost and fair value is recognized in earnings. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period.

In April 2009, we adopted the Financial Accounting Standards Board’s updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI") guidance in U.S. GAAP. Under the updated guidance, if other-than-temporary impairment occurs, and it is more likely than not that we will not sell the investment or debt security before the recovery of its amortized cost basis, then the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total other-than-temporary impairment related to credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors is recognized in accumulated other comprehensive income. As a result of the adoption of this updated accounting guidance, we recorded a cumulative effect adjustment of $7.7 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive income (loss). See Note 4 to our consolidated financial statements included elsewhere in this annual report for further information.

During 2010, we sold our entire ARS portfolio, reclassified the loss recorded in accordance with ASC No. 320 in accumulated other comprehensive loss in the amount of $5.5 million to financing expenses net and recognized an additional loss of $2.2 million.

As of December 31, 2010, we held available for sale marketable securities of $15.5 million. As of December 31, 2010, the unrealized loss  recorded to other comprehensive income was immaterial.

Impairment of Goodwill and Long Lived Assets. Goodwill represents the excess of the purchase price over the fair value of net assets of purchased businesses and is recorded as goodwill. Under Accounting Statement Codification No. 350, “Goodwill and Other Intangible Assets” (“ASC No. 350”), goodwill and intangible assets deemed to have indefinite lives are tested for impairment annually, or more often if there are indicators of impairment present.

We perform our annual impairment analysis of goodwill as of December 31 of each year, or more often as applicable. The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and we are not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. If and when we are required to perform a second-step analysis, the determination of the fair value of our net assets and off-balance sheet intangibles would require us to make judgments that involve the use of significant estimates and assumptions.

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes.

Our long lived assets consist primarily of property and equipment and other intangible assets. Our long lived assets are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As this test requires considerable judgment and estimation of future cash flows, changes in these estimations may affect our results of operations significantly. Based on the impairment test performed as of December 31, 2010, no impairment was identified.

Contingencies. From time to time, we are a defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would impact our results of operations, is made after considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances and estimations. A change in the required reserves would impact our results of operations in the period the change is made.

Recent Accounting Pronouncements

In September 2009, the FASB reached a consensus on Accounting Standards Update 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements(“ ASU 2009-13”) and Accounting Standards Update 2009-14, Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither VSOE nor third-party evidence, or TPE, is available for that deliverable. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities are required to estimate the selling prices of those elements. Overall arrangement consideration is allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated.

The amendments in ASU 2009-13 and ASU 2009-14  are effective for fiscal years, and interim periods within those years, beginning of their first fiscal year beginning on or after 15 June 2010. Entities may elect to adopt this amendment through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. Early adoption is permitted;

ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality.  However, an entity must select the same transition method and same period for the adoption of both ASU 2009-13 and ASU 2009-14.

We adopted ASU 2009-13 and ASU 2009-14 as of January 1, 2011. Therefore, we will not account for our products sales following the adoption of ASU 2009-14 in accordance with ASC No. 985-605. We are currently evaluating the impact of the adoption of ASU 2009-13 and ASU 2009-14 on our consolidated financial statements.

The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
Revenues:
Products	73.1%	71.0%	71.7%
Services	26.9	29.0	28.3
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	22.1	24.2	24.6
Services	4.0	4.2	3.5
Total cost of revenues	26.1	28.4	28.1
Gross profit	73.9	71.6	71.9
Operating expenses:
Research and development, net	32.2	22.1	19.8
Sales and marketing	53.3	48.9	38.7
General and administrative	16.6	13.3	9.6
In process research and development	0.7	-	-
Total operating expenses	102.8	84.3	68.1
Operating profit ( loss)	(28.9)	(12.7)	3.8
Financing and other expenses, net	(14.9)	(5.5)	(13.8)
Loss before income tax expense	(43.9)	(18.2)	(10.0)
Income tax expense	0.6	0.1	0.1
Net loss	(44.5)%	(18.3)%	(10.1)%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

   Revenues

Products.  Product revenues increased by $11.3 million, or 38%, to $40.9 million in 2010 from $29.6 million in 2009.  The increase is primarily attributable to increased sales of our high-end products, primarily the Service Gateway platforms, driven by orders placed by a global Tier 1 mobile operator group. The increase in 2010 is primarily attributable to deployment of our products in additional sites of the Tier 1 mobile operator group.

Services.  Services revenues increased by $4.0 million, or 33%, to $16.1 million in 2010 from $12.1 million in 2009. The increase in services revenues is primarily attributable to an increase in our installed base in 2010.

Product revenues comprised 71.7% of our total revenues in 2010, an increase of 0.7% compared to 2009 while services revenues’ portion of total revenues decreased by a similar percentage.

During 2010, revenues in Europe increased by $11.7 million, or 62%, compared to 2009, which was primarily attributable to orders placed by a global Tier 1 mobile operator group. Revenues in the Americas increased by $1.2 million, or 13%, in 2010 compared to 2009, and revenues in Asia and Oceania increased by $1.5 million, or 13%, in 2010 compared to 2009. Revenues in the Middle East and Africa increased by $0.9 million, or 30%, compared to 2009.

   Cost of revenues and gross margin

Products.  Products cost of revenues increased by $3.9 million, or 39%, to $14 million in 2010 from $10.1 million in 2009. This increase is consistent with the increase in product revenues. Product gross margin slightly decreased to 65.7% in 2010 from 65.9% in 2009.

Services.  Services cost of revenues increased by $0.3 million, or 18%, to $2.0 million in 2010 from $1.7 million in 2009.  This increase is primarily attributable to higher support personnel expenses associated with deployment of our products with large service providers. Services gross margin increased to 87.8 % in 2010 from 85.7% in 2009.

Total gross margin increased marginally to 71.9% in 2010 from 71.6% in 2009. This increase is primarily attributable to the increase in services gross margin as described above.

   Operating expenses

Research and development. Gross research and development expenses increased by $2.3 million, or 20%, to $14.0 million in 2010 from $11.7 million in 2009. This increase is primarily attributable to an increase in salaries and labor costs of approximately $1.5 million, which principally resulted from a minor increase in head count, an increase in accrued bonuses and the devaluation of the U.S. dollar relative to the shekel. In addition, costs of materials and contractors increased by $0.5 million and depreciation and other overhead expenses increased by $0.3 million.

Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $2.0 million, or 22%, to $11.3 million in 2010 from $9.3 million in 2009. Grants received from the Office of the Chief Scientist totaled $2.8 million in 2010 compared to $2.4 million in 2009. The increase in grants received is attributable to an increase in the approved grants from the Office of the Chief Scientist, and the devaluation of the U.S. dollar relative to the shekel. Research and development expenses, net, as a percentage of revenues decreased to 20% in 2010 from 22% in 2009.

Sales and marketing.  Sales and marketing expenses increased by $1.6 million, or 8%, to $22.0 million in 2010 from $20.4 million in 2009. This increase is primarily attributable to increased salaries of approximately $0.9 million, resulted from increased head count, an increase in accrued bonuses and the devaluation of the U.S dollar relative to the shekel. Commission expenses increased by approximately $0.9 million resulting from increased sales, and other overhead expenses increased by $0.3 million. The increase of the expenses was partially offset by a decrease in depreciation expenses that resulted from a write-off of old demonstration units of $0.4 million in 2009.

Sales and marketing expenses, as a percentage of total revenues decreased to 39% in 2010 from 49% in 2009.

General and administrative. General and administrative expenses in 2010 was $5.5 million, the same level as in 2009. Increased accrued bonuses of $0.2 million and minor increases in salaries resulted mainly from the devaluation of the U.S. dollar relative to the shekel, and a slight increase in professional services were offset by a decrease in stock-based compensation expenses.

General and administrative expenses as a percentage of revenues decreased to 10% in 2010 from 13% in 2009.

Financial and other income (expenses), net. Financial and other expenses, net increased to $7.9 million in 2010 from $2.3 million in 2009. The increase in financial and other expenses, net is primarily attributable to a loss in the amount of $7.7 million related to our investment in ARS and an increase of $0.5 million in foreign currency transactions and other related financial expenses. This was partially offset by a decrease in interest received on cash balances and marketable securities of $0.4 million, which was primarily attributable to a decline in interest rates in 2010.

Income tax expense. Income tax expense in 2010 was $0.1 million, the same level as in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

   Revenues

Products.  Products revenues increased by $2.5 million, or 9%, to $29.6 million in 2009 from $27.1 million in 2008.  The increase is primarily attributable to increased sales of our high-end products, primarily the Service Gateway platforms, driven by the agreement we signed with a global Tier 1 mobile operator group. This increase was partially offset by a decrease in sales of our low-end products.

Services.  Services revenues increased by $2.1 million, or 21.3%, to $12.1 million in 2009 from $10.0 million in 2008. The increase in services revenues is primarily attributable to an increase in our installed base.

Products revenues comprised 71% of our total revenues in 2009a decrease of 2.1% compared to 2008, while services revenues increased by a similar percentage.

During 2009, revenues in Europe increased by $6.5 million, or 53%, compared to 2008, which was primarily attributable to an agreement signed with a global Tier 1 mobile operator group. Revenues in the Americas decreased by $1.9 million, or 17%, compared to 2008. Revenues in Asia and Oceania decreased by $0.2 million, or 2%, compared to 2008. Revenues in the Middle East and Africa increased by $0.2 million, or 9%, compared to 2008.

   Cost of revenues and gross margin

Products.  Products cost of revenues increased by $1.9 million, or 23%, to $10.0 million in 2009 from $8.2 million in 2008. This increase is consistent with the increase in product revenues. Product gross margin decreased to 65.9% in 2009 from 69.7% in 2008. This decrease is primarily attributable to higher sales volume of our high-end products, which require higher material and labor costs as well as an increased inventory write-off, of which $0.5 million is attributable to the introduction of new products in 2009.

Services.  Service cost of revenues increased by $0.2 million, or 16.2%, to $1.7 million in 2009 from $1.5 million in 2008.  This increase is primarily attributable to higher support personnel expenses. Services gross margin increased to 85.6 % in 2009 from 85.0% in 2008.

Total gross margin decreased to 71.6% in 2009 from 73.9% in 2008. This decrease is primarily attributable to the decrease in product gross margin as described above.

   Operating expenses

Research and development. Gross research and development expenses decreased by $2.9 million, or 19.8%, to $11.7 million in 2009 from $14.6 million in 2008. This decrease is primarily attributable to a decrease in salaries and labor costs of approximately $2.7 million, which principally resulted from efficiency measures taken by management, consisting primarily of a salary reduction and certain reductions in the work force at the beginning of the year, as well as an appreciation of the U.S. dollar relative to the shekel and decrease of $0.2 million in maintenance car expenses, which resulted from a reduction in car leasing.

Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, decreased by approximately $2.7 million, or 22.5%, to $9.3 million in 2009 from $12.0 million in 2008. Grants received from the Office of the Chief Scientist totaled $2.4 million in 2009 compared to $2.7 million in 2008. The decrease in grants received is primarily attributable to the appreciation of U.S. dollar relative to the shekel. Research and development expenses, net, as a percentage of revenues decreased to 22.2% in 2009 from 32.2% in 2008.

Sales and marketing.  Sales and marketing expenses increased by $0.6 million, or 3.2%, to $20.4 million in 2009 from $19.8 million in 2008. This increase is primarily attributable to increased commissions of approximately $0.5 million, increased stock-based compensation expenses of approximately $0.3 million, increased travel expenses of approximately $0.5 million, both resulting from increased sales. In addition, this is attributable to increased depreciation primarily related to a write-off of old demonstration units of approximately $0.4 million due to the introduction of new products, partially offset by $1.1 million attributable to decreases in salaries and related expenses, primarily related to salary reductions, an appreciation of the U.S. dollar relative to the shekel and a decrease in the average level of employees compared to 2008.

Sales and marketing expenses, as a percentage of revenues decreased to 48.9% in 2009 from 53.3% in 2008.

General and administrative. General and administrative expenses decreased by $0.7 million, or 10.3%, to $5.5 million in 2009 from $6.2 million in 2008. This decrease is primarily attributable to a decrease of approximately $0.4 million in salaries and related expenses primarily due to salary reductions and an appreciation of the U.S. dollar relative to the shekel, a decrease of $0.1 million in insurance expenses and a decrease of variable overhead and personnel expenses of approximately $0.4 million, partially offset by an increase of $0.2 million in stock-based compensation expenses.

General and administrative expenses as a percentage of revenues decreased to 13.2% in 2009 from 16.6% in 2008.

Financial and other income (expenses), net. Financial and other expenses, net decreased by $3.2 million to $2.3 million in 2009 from $5.5 million in 2008. The decrease in financial and other expenses, net is primarily attributable to a decrease in net impairment charge of $4.7 million related to our investment in ARS and a decrease of $0.2 million in foreign currency transactions and other related financial expenses, partially offset by a decrease in interest received on cash balances and marketable securities of $1.7 million, primarily attributable to a decline in interest rates in 2009.

Income tax expense. Income tax expense was $0.1 million in 2009 compared to an income tax expense of $0.2 million in 2008. The decrease is primarily attributable to a decrease in our tax provisions in the United States.

B.           Liquidity and Capital Resources

From our inception until the consummation of our initial public offering in 2006 we financed our operations primarily through private placements of our equity securities and, to a lesser extent, through borrowings from financial institutions. Sales of our equity securities including the consummation of our initial public offering resulted in net proceeds to us of approximately $134.0 million, net of issuance expenses.

As of December 31, 2010, we had $42.9 million in cash and cash equivalents, $15.5 million available for sale marketable securities, and $1.1 million in restricted cash and deposits. As of December 31, 2010, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $52.3 million.

Based on our current business plan, we believe that our existing cash balances, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If our estimates of revenues, expense or capital or liquidity requirements change or are inaccurate and are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future.

        Operating activities. During 2010, we generated $7.3 million in cash and cash equivalents from operating activities. Net cash provided by operating activities consisted of a net loss of $5.8 million, an increase of $5.8 million in inventories, an increase of $1.5 million in other receivables and prepaid expenses and an increase in trade payable of $2.0 million. The above changes were partially offset by non-cash expenses primarily attributable to a loss of $7.7 million related to the sale of our ARS portfolio, depreciation and amortization of fixed and intangible assets of $2.7 million, $2.0 million of stock-based compensation expense and an increase of $7.2 million in deferred revenues attributable to sales for which the Company received cash but the revenue recognition criteria has not been met.

        Net cash used in operating activities in 2009 was $0.4 million. Net cash used in operating activities consisted of a net loss of $7.7 million, an increase of $0.7 million in inventories, an increase of $1.7 million in trade receivables, an increase of $0.2 million in accrued severance pay, net, an increase of $1.6 million in other receivables and a capital gain adjustment to our net loss of $0.1 million. This was partially offset by non-cash expenses primarily attributable to a $3.0 million impairment charge against ARS, depreciation and amortization of fixed and intangible assets, including a fixed assets write-off of $3.0 million and $2.3 million of stock-based compensation expense, as well as, changes in balance sheet items that included a decrease of $0.3 million in long-term deferred taxes, an increase of $0.7 million in deferred revenues and an increase of $2.3  million in trade and other payables.

Investing activities. Net cash used in investing activities in 2010 was $4.0 million, primarily attributable to the redemption and sale of marketable securities of $13.6 million, redemption of short-term deposits of $1.3 million, $0.2 million in proceeds from sales of property and equipment offset by the purchase of property and equipment of $2.3 million and an investment in available for sale marketable securities of $16.8 million.

        Net cash used in investing activities in 2009 was $3.7 million, primarily attributable to the purchase of property and equipment of $3.6 million and a $0.2 million increase in short-term bank deposits and restricted cash and deposits offset by $0.1 million in proceeds from the sale of property and equipment.

We expect that our capital expenditures will total approximately $2.3 million in 2011. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development, as well as customer support and demo units.

Financing activities.  Net cash provided by financing activities in 2010 was $3.0 million, which was attributable to the issuance of share capital through the exercise of stock options.

        Net cash provided by financing activities in 2009 was $0.5 million, which was attributable to the issuance of share capital through the exercise of stock options.

C.           Research and Development, Patents and Licenses

Our research and development activities take place in Israel and New Zealand. As of December 31, 2010, 95 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy.

Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

Total research and development expenses, before royalty bearing grants, were approximately $14.6 million, $11.7 million and $14.0 million in the years ended December 31, 2008, 2009 and 2010, respectively. Royalty bearing grants amounted to $2.7 million, $2.4 million and $2.8 million in 2008, 2009 and 2010, respectively.

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2010, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1– 3 years	3-5 years	Over 5 years
	(in thousands of U.S. dollars)
Operating leases — offices(1)	$2,150	$848	$1,222	$80	$-
Operating leases — vehicles	663	369	294	-	-
Purchase obligations	3,.672	3,672	-	-	-
Accrued severance pay(2)	191	-	-	-	191
Other(3)	75	75	-	-	-
Total	$6,751	$4,964	$1,516	$80	$191
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod-Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.2 million is unfunded.

(3)
Uncertain income tax position under FASB ASC No. 740-10, “Income Taxes,” (originally issued as FIN 48) is due upon settlement, and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC No. 740-10.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures:

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our disclosures controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2010, our internal control over financial reporting was effective.

Our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have issued an audit report on the effectiveness of our internal control over financial reporting.  The report is included with our consolidated financial statements included elsewhere in this annual report.